Exhibit 99.5

MATERIAL EVENT

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Rules and Regulations of the Superintendency of Banks and Financial Institutions (SBIF), CorpBanca hereby informs the general public of the occurrence of the following material event:

On September 16, 2010, the SBIF applied a sanction to CorpBanca in the amount of Ch$6 million in connection with its failure to obtain the approval of the SBIF prior to entering into a service provider agreement, which resulted in a violation of SBIF rules requiring the prior authorization of the SBIF.

Santiago, September 22, 2010

Chief Executive Officer